UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

Aimia Inc.
(Name of Subject Company)

Not applicable
(Translation of Subject Company’s Name into English (if applicable)

Canada
(Jurisdiction of Subject Company’s Incorporation or Organization)
Aimia Inc.
(Name of Person(s) Furnishing Form)

Cumulative Rate Reset Preferred Shares, Series 1
Cumulative Rate Reset Preferred Shares, Series 3
Cumulative Floating Rate Preferred Shares, Series 4
(Title of Class of Subject Securities)
Not applicable
(CUSIP Number of Class of Securities (if applicable))

Mathieu Giguère
General Counsel
Aimia Inc.
1 University Avenue, 3rd Floor
Toronto, Ontario, M5J 2P1
Canada
(Tel) (647) 329-5128
(Name, Address (including zip code) and Telephone Number (including area code)
of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)
Copies to:
Martin Glass
Jenner & Block LLP
1155 Avenue of the Americas
New York, New York 10036
Telephone: (212) 891-1672
November 21, 2024
(Date Tender Offer/Rights Offering Commenced)

PART I – INFORMATION SENT TO SECURITY HOLDERS

Item 1.	Home Jurisdiction Documents

(a) The following documents have been published in the home jurisdiction of Aimia Inc. (the “Company”) and are attached as exhibits to this Form CB.

Exhibits:

1.1	Substantial Issuer Bid Circular dated November 21, 2024 (the “Circular”).
1.2	Letter of Transmittal.
1.3	Notice of Guaranteed Delivery.

(b) Not applicable.

Item 2.	Informational Legends

A legend complying with Rule 802(b) under the Securities Act of 1933, as amended, has been included in the Circular under the heading “United States Holders”.

PART II – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

The following documents filed with securities commissions or similar authorities in Canada have been incorporated by reference in the Circular.

Exhibits:

2.1	Annual information form of the Company dated March 28, 2024 for the year ended December 31, 2023.
2.2	Audited consolidated financial statements of the Company for the years ended December 31, 2023 and 2022 together with the notes thereto and the auditor’s reports thereon.
2.3	Management’s discussion and analysis of financial condition and results of operations of the Company for the years ended December 31, 2023 and 2022.
2.4	Unaudited condensed interim consolidated financial statements of the Company for the three-month and nine-month periods ended September 30, 2024 and 2023 and the notes thereto.
2.5	Management’s discussion and analysis of financial condition and results of operations for the three-month and nine-month periods ended September 30, 2024 and 2023.
2.6	Management information circular of the Company dated May 27, 2024 in respect of the annual meeting of shareholders of the Company held on June 26, 2024.
2.7	Material change report dated November 11, 2024 relating to the cooperation agreement with Mithaq Capital.

The exhibits attached to this Form CB shall be deemed to be “furnished” and shall not be deemed to be “filed” with the United States Securities Exchange Commission.

PART III – CONSENT TO SERVICE OF PROCESS

The Company is filing, concurrently with the furnishing of this Form CB, an irrevocable consent and power of attorney on Form F-X in connection with this Form CB.

PART IV – SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Aimia Inc.

	By:	/s/ Steven Leonard
		Name:	Steven Leonard
		Title:	President & Chief Financial Officer

Date: November 27, 2024

EXHIBIT INDEX

Exhibit	Description of Furnished Exhibit

1.1	Substantial Issuer Bid Circular dated November 21, 2024.
1.2	Letter of Transmittal.
1.3	Notice of Guaranteed Delivery.
2.1	Annual information form of the Company dated March 28, 2024 for the year ended December 31, 2023.
2.2	Audited consolidated financial statements of the Company for the years ended December 31, 2023 and 2022 together with the notes thereto and the auditor’s reports thereon.
2.3	Management’s discussion and analysis of financial condition and results of operations of the Company for the years ended December 31, 2023 and 2022.
2.4	Unaudited condensed interim consolidated financial statements of the Company for the three-month and nine-month periods ended September 30, 2024 and 2023 and the notes thereto.
2.5	Management’s discussion and analysis of financial condition and results of operations for the three-month and nine-month periods ended September 30, 2024 and 2023.
2.6	Management information circular of the Company dated May 27, 2024 in respect of the annual meeting of shareholders of the Company held on June 26, 2024.
2.7	Material change report dated November 11, 2024 relating to the cooperation agreement with Mithaq Capital.